Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Vale S.A. (Nos. 333-160448 and 333-162822), Vale Capital II (No. 333-160448 -01) and Vale Overseas Limited (No. 333-162822-01) of our report dated February 15, 2012 relating to the financial statements of Vale and the effectiveness of internal control over financial reporting, which is included in Vale’s Form 6-K dated February 15, 2012.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil

March 28, 2012

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1 e 2, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br